Filed Pursuant to Rule 433

Registration Statement No. 333-270060

Final Term Sheet

February 18, 2025

Issuer:	CMS Energy Corporation
Securities:	6.50% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2055 (the “Notes”)
Aggregate Principal Amount Offered:	$1,000,000,000
Maturity Date:	June 1, 2055
Coupon:	(i) 6.50% per annum, accruing from and including February 21, 2025 to, but not including, the First Reset Date; and (ii) at a rate per annum equal to the Five-Year Treasury Rate as of the most recent Reset Interest Determination Date, plus 1.961%, to be reset on each Reset Date, from and including the First Reset Date to, but not including, the Maturity Date
Interest Payment Dates:	June 1 and December 1, subject to deferral
First Interest Payment Date:	June 1, 2025
Public Offering Price:	100%
First Reset Date:	June 1, 2035
Reset Date:	The First Reset Date and each date falling on the five-year anniversary of the preceding Reset Date
Par Call:	In whole or in part, at 100% plus accrued and unpaid interest to, but not including, the redemption date, (i) on any date in the period commencing on the date falling 90 days prior to the First Reset Date and ending on and including the First Reset Date and (ii) after the First Reset Date, on any interest payment date
Tax Event Call:	At any time, in whole but not in part, at 100% plus accrued and unpaid interest to, but not including, the redemption date
Rating Agency Call:	At any time, in whole but not in part, at 102% plus accrued and unpaid interest to, but not including, the redemption date
Trade Date:	February 18, 2025
Settlement Date:	February 21, 2025 (T+3)
Expected Ratings
(Moody’s / S&P / Fitch):	Baa3 (stable) / BBB- (stable) / BB+ (stable)
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time
Joint Book-Running Managers:	Barclays Capital Inc.
BofA Securities, Inc.
Goldman Sachs & Co. LLC

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J.P. Morgan Securities LLC
SMBC Nikko Securities America, Inc.
Truist Securities, Inc.
Co-Managers:	Comerica Securities, Inc.
Loop Capital Markets LLC
CUSIP / ISIN:	125896BY5 / US125896BY50

CMS Energy Corporation has filed a registration statement (including a prospectus, as supplemented) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents CMS Energy Corporation has filed with the SEC for more complete information about CMS Energy Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, CMS Energy Corporation, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847, BofA Securities, Inc. toll-free at (800) 294-1322, Goldman Sachs & Co. LLC toll-free at (866) 471-2526 or J.P. Morgan Securities LLC collect at (212) 834-4533.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.

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